[DESCRIPTION]SCHEDULE 13G/A

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2  )*

                               DIMGROUP.COM INC.

                               (Name of Issuer)

                                 Common Stock

                        (Title of Class of Securities)

                                  254346 10 9

                                 (CUSIP Number)

                       December 31, 1999 Year end Report

            (Date of Event Which Requires Filing of this Statement)

                                  Aaron Tsai
                           c/o MAS Financial Corp.
                            1710 E. Division St.
                          Evansville, Indiana 47711
                                 (812) 479-7266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [_] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.: 254346 10 9

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   MAS Capital Inc.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   31-1678027
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]

                                                            (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Indiana
--------------------------------------------------------------------------------
                                   5  SOLE VOTING POWER
                                      580,000
NUMBER OF SHARES                   --------------------------------------------
  BENEFICIALLY                     6  SHARED VOTING POWER
   OWNED BY                           -0-
     EACH                          --------------------------------------------
   REPORTING                       7  SOLE DISPOSITIVE POWER
    PERSON                            580,000
     WITH                          --------------------------------------------
                                   8  SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   580,000
---------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
---------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    6.81%
---------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    CO
---------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.: 254346 10 9

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Aaron Tsai
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]

                                                            (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA
--------------------------------------------------------------------------------
                                   5  SOLE VOTING POWER
                                      582,180
NUMBER OF SHARES                   --------------------------------------------
  BENEFICIALLY                     6  SHARED VOTING POWER
   OWNED BY                           -0-
     EACH                          --------------------------------------------
   REPORTING                       7  SOLE DISPOSITIVE POWER
    PERSON                            582,180
     WITH                          --------------------------------------------
                                   8  SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   582,180
---------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
---------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    6.83%
---------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
---------------------------------------------------------------------------------

Item 1.

          (a)  Name of Issuer: Dimgroup.com Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               555 Burnhamthorpe Road, Suite 304
               Toronto, Ontario
               Canada M9C2Y3

Item 2.

          (a)  Name of Person Filing: MAS Capital Inc. and Aaron Tsai

          (b)  Address of Principal Business Office:

               MAS Capital Inc. and Aaron Tsai:
               c/o MAS Financial Corp.
               1710 E. Division St.
               Evansville, IN 47711

          (c)  Citizenship: MAS Capital Inc. - Indiana, Aaron Tsai - USA.

          (d)  Title of Class of Securities: Common Stock

          (e)  CUSIP Number: 254346 10 9


Item 3.   Not Applicable.

Item 4.   Ownership

          (a)  Amount Beneficially Owned:

                      MAS Capital Inc. 580,000 shares
                      Aaron Tsai         2,180 shares
                                       -------
                      Aaron Tsai       582,180 shares
                                       =======

                      (MAS Capital Inc. is controlled by Aaron Tsai)

          (b)  Percent of Class: MAS Capital Inc. - 6.81%
                                 Aaron Tsai - 6.83%.

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote

                      MAS Capital Inc. 580,000 shares
                      Aaron Tsai         2,180 shares
                                       -------
                      Aaron Tsai       582,180 shares
                                       =======

                      (MAS Capital Inc. is controlled by Aaron Tsai)

               (ii)   shared power to vote or to direct the vote      -0-.

               (iii)  sole power to dispose or to direct the disposition of

                      MAS Capital Inc. 580,000 shares
                      Aaron Tsai         2,180 shares
                                       -------
                      Aaron Tsai       582,180 shares
                                       =======

               (iv)   shared power to dispose or to direct the disposition of

                      -0-.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of a Group

         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                    [Remainder of page intentionally blank]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       January 31, 2000


                                       MAS Capital Inc.

                                       By: /s/ Aaron Tsai
                                       ----------------------------------
                                       Aaron Tsai, President

                                       By: /s/ Aaron Tsai
                                       ----------------------------------
                                       Aaron Tsai

                                  Page 6 of 6